# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GigCapital7 Corp., CIK 0002023730
CUSIP: G38648104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 EMBARCADERO RD., SUITE 200, PALO ALTO, California (CA), 94303
Date of event which requires filing of this statement: 11/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-002748
Filed by CIK 0002089291

## Reporting persons
- RichRich Capital LLC: type of reporting person: partnership (PN); citizenship or place of organization: Indiana (IN); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Huang Rich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: GigCapital7 Corp.
Address of issuer's principal executive offices: 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303

## Item 2. Person Filing
Name of person filing:
RichRich Capital LLC ("RichRich")

Rich Huang ("Mr. Huang")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
RichRich Capital LLC
1000 Brickell Plaza, Unit 2704
Miami, FL 33131

Rich Huang
1000 Brickell Plaza, Unit 2704
Miami, FL 33131
Citizenship:
RichRich Capital LLC
Indiana

Rich Huang
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of November 12, 2025, each of the Reporting Persons owned no securities of the Issuer.
Percent of class: Not Applicable.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously Filed

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RichRich Capital LLC: /s/ Rich Huang, Rich Huang, Sole Member (11/13/2025)
- Huang Rich: /s/ Rich Huang, Rich Huang (11/13/2025)